February 17, 2010	Heath Linsky 404-504-7691 hlinsky@mmmlaw.com www.mmmlaw.com
VIA EDGAR
Ms. Sonia G. Barros
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

RE:	Cole Credit Property Trust III, Inc. Post-Effective Amendment No. 6 to Form S-11 Filed January 29, 2010 File No. 333-149290
Dear Ms. Barros:
     This letter sets forth the response of Cole Credit Property Trust III, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated February 16, 2010, with regard to the above-referenced filing. For your convenience, we have set forth below the Staff’s comment by the relevant response.
1.     Supplement No. 14
Comment: Please update the prospectus supplement to discuss your experience with redemptions during the fiscal year ended December 31, 2008 and the nine months ended September 30, 2009. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.
Response: The Company will revise, and file pursuant to Rule 424(b)(3), Supplement No. 14, as follows, in response to the Staff’s comment:
     Share Redemption Program
     During the nine months ended September 30, 2009, we redeemed 20,088 shares of common stock for approximately $194,000 ($9.65 per share). As of December 31, 2008, we had not redeemed any shares of common stock. We have honored all redemption requests that comply with the applicable requirements and guidelines of our share redemption program set forth in our prospectus. We have funded and intend to continue funding share redemptions with proceeds from our DRIP.

Morris, Manning & Martin, LLP
Ms. Sonia G. Barros
February 17, 2010

________________________
     Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Very truly yours, MORRIS, MANNING & MARTIN, LLP
/s/ Heath D. Linsky
Heath D. Linsky

cc:	Bryan Weaver, Esq. D. Kirk McAllaster, Jr. Lauren B. Prevost, Esq.